
02044917
1086


SEC MAIL
PROCESSING
JUN 2 8 2002
WASH. D.C.
155
SECTION

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the Year Ended December 31, 2001 **Commission file number 1-3157**

INTERNATIONAL PAPER COMPANY
SALARIED SAVINGS PLAN
(Full title of the plan)

INTERNATIONAL PAPER COMPANY
400 Atlantic Street
Stamford, CT 06921
Telephone: (203) 541-8000
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

13-0872805
(I.R.S. Employer Identification No.)

Special Note with Respect to Report of Arthur Andersen LLP for the Years Ended December 31, 1999 and December 31, 2000.

In connection with International Paper Company's (Company) change of auditors by its Board of Directors on April 9, 2002, the employee benefit plans sponsored by the Company have also changed auditors. The new auditor of International Paper Company Salaried Savings Plan (Plan) for fiscal years 2001 and 2002 is Deloitte & Touche LLP. During the fiscal years ended December 31, 1999 and 2000, the Plan did not have any disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosures or auditing scope or procedures which, if not resolved to Arthur Andersen LLP's satisfaction, would have caused it to make reference to the disagreement in connection with its report.

SEC rules require us to present our audited financial statements in various SEC filings, along with Arthur Andersen LLP's consent to our inclusion of its audit report in those filings. The SEC recently has provided regulatory relief designed to allow companies that file reports with the SEC to dispense with the requirement to file a consent of Arthur Andersen LLP in certain circumstances. We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to our incorporating its report as having certified our financial statements for the Plan for the years ended December 31, 1999 and 2000. The report of Arthur Andersen LLP included herein is a copy of a previously issued Arthur Andersen LLP report and this report has not been reissued by Arthur Andersen LLP. Accordingly, you will not be able to sue Arthur Andersen LLP in connection with the inclusion of this report herein, and therefore, your right of recovery may be limited as a result of the lack of consent.

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

TABLE OF CONTENTS

Note: The accompanying financial statements have been prepared for the purpose of filing with the Department of Labor Form 5500. Supplemental schedules as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, have been omitted because of the absence of the conditions under which they are required.

Deloitte & Touche LLP
600 Morgan Keegan Tower
P.O. Box 3030
Memphis, Tennessee 38173-0030

Tel: (901) 523-1234
Fax: (901) 527-7619
www.deloitte.com



INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of International Paper Company
Salaried Savings Plan:

We have audited the accompanying statement of net assets available for benefits of International Paper Company Salaried Savings Plan (the "Plan") as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of and for the year ended December 31, 2000 were audited by other auditors whose report, dated June 11, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of nonexempt transactions for the year ended December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 21, 2002



ARTHUR ANDERSEN

This report is a copy of a previously issued Arthur Andersen LLP report and this report has not been reissued by Arthur Andersen LLP.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the International Paper Company
Salaried Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the International Paper Company Salaried Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Memphis, Tennessee,
June 11, 2001.

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000 (In Thousands)

	2001	2000
ASSETS:		
Investments - Plan interest in Master Trust (Notes 1, 2, 3, 4, and 5)	$ 2,187,979	$ 2,295,310
Receivables:		
Participants' contributions	-	11
Employer's contributions	-	6
Total receivables	-	17
NET ASSETS AVAILABLE FOR BENEFITS	$ 2,187,979	$ 2,295,327

See notes to financial statements.

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2001 AND 2000 (In Thousands)

	2001	2000
ADDITIONS:		
Investment loss - Plan interest in Master Trust (Notes 1, 2, 3, and 4)	$ (56,255)	$ (286,058)
Contributions:		
Participants' contributions	99,360	84,116
Employer's contributions	44,881	35,314
Total contributions	144,241	119,430
Transfers to/from other plans, net (Note 8)	4,302	614,031
Total additions, net	92,288	447,403
DEDUCTIONS - Benefits paid to participants	199,636	212,761
NET (DECREASE) INCREASE	(107,348)	234,642
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	2,295,327	2,060,685
End of year	$ 2,187,979	$ 2,295,327

See notes to financial statements.

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

1. DESCRIPTION OF THE PLAN

The following description of International Paper Company Salaried Savings Plan (the "Plan") provides only general information about the provisions of the Plan. Participants should refer to the plan document or the plan's summary plan description for a more complete description of the plan's provisions.

General - The Plan is a defined contribution plan providing retirement benefits to the salaried employees of International Paper Company and its subsidiaries (the "Company"). The Plan, which was established July 1, 1992 and was amended and restated effective January 1, 1997, and further amended February 1, 2000, was established to provide an incentive for salaried employees to accumulate personal funds for their retirement and to assist employees in developing a strong proprietary interest in the success of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

An employee is generally eligible to participate in the Plan upon date of hire if the employee is a non-bargaining salaried employee, is not contributing to another qualified defined contribution plan sponsored by the Company, and is employed on a non-temporary basis. Participant contributions to the Plan are voluntary.

The assets of the Plan are held by State Street Bank and Trust Company (the "Trustee") in the International Paper Company Defined Contribution Plans' Master Trust (the "Master Trust"), a master trust established by the Company and administered by the Trustee.

Contributions - The Plan provides for participant basic and supplemental contributions and Company matching contributions. The rates of these contributions vary by location within the Company. Participant contributions may be made on either a before-tax or after-tax basis, or in any combination, and are subject to certain Internal Revenue Code (the "Code") limitations. The Company matches participant basic contributions, but does not match participant supplemental contributions. The maximum rate of participant contributions (basic and supplemental) at all locations is 16% of annual compensation as defined by the Plan.

The Plan is authorized to accept rollover contributions and direct trust-to-trust transfers of amounts which participants are entitled to receive from other qualified profit-sharing, stock bonus, and savings plans.

Investments – Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers five mutual funds, two pooled accounts, a fixed income option referred to as the Stable Value Fund, and the Company's common stock as investment options for participants.

Company matching contributions are invested in the Company Stock Fund. Beginning in the year a participant reaches age 55, a participant may diversify all or part of the contributions restricted to investment in the Company Stock Fund to any of the other investment options.

Participant Accounts - Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contributions, the Company's matching contributions, and an allocation of plan earnings, and charged with benefit payments, if applicable and allocations of plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are immediately vested in their basic contributions, supplemental contributions, and rollover contributions, plus earnings thereon. Vesting in the Company's matching contribution portion of their accounts is based on years of continuous service according to the following schedule:

Years of Completed Service	Percent Vested
Less than 3	0%
3 but less than 4	35%
4 but less than 5	70%
5 or more	100%

Participants will become fully vested in their Company matching contributions upon attainment of age 65, termination of employment due to death or disability, layoff for more than 12 consecutive months or termination of employment due to permanent closure of an employee's work facility or department. The vesting schedule of a merged plan shall be substituted for this schedule if it is more favorable to an employee who was participating in such plan on the merger date. Forfeited balances of terminated participants are used to reduce future Company contributions.

Loans to Participants - Participants may borrow from their fund accounts an amount not to exceed (on a cumulative outstanding basis) the lesser of 1) 50% of the value of a participant's contributions, rollover accounts, and the vested portion of his Company contributions accounts, less any restricted portions of such accounts or 2) $50,000 reduced by the excess of the participant's largest outstanding balance of all loans during the 12 months preceding the date the loan is to be made over the outstanding balance of loans on the date such loan is made. Loans are repayable through payroll deduction, beginning approximately 60 days after the effective date of the loan, with a minimum loan period of one year. The maximum repayment period is five years unless for the purchase of a principal residence, in which case the maximum repayment period is ten years. It is permissible to have two loans outstanding at any one time, but only one principal residence loan is allowed at a time. The interest rate is determined by the plan administrator based on the greater of the prime interest rate as published in the Wall Street Journal or the current yield of the Stable Value Fund at the time the interest rate is established. Interest rates on loans outstanding ranged from 6% to 11% at December 31, 2001.

Payment of Benefits - Distributions are normally made when a participant retires, terminates employment or dies. With the exception of the Company Stock Fund, distributions are in cash for the value of the participant's account. Distributions from the Company Stock Fund are made in shares of Company common stock, in cash or in a combination of shares and cash, as selected by the participant. All hardship withdrawals must be paid in cash.

In the event of retirement or termination of employment, a participant may choose to receive payment from the Plan in a lump-sum or through the purchase of an annuity. In addition, in the event of retirement or termination of employment where the participant has completed at least 10 years of service and defers payment to at least age 55, a participant may receive installments for 5 to 20 years or a combination of a lump-sum and installments. Death benefits to a beneficiary of an active participant are paid in a lump-sum. Terminated participants may defer distribution to a date occurring on or prior to the date the participant attains age 70 1/2.

A participant may make partial or full general withdrawals in the following order: (1) the actual dollar amount of the participant's contributions in his supplemental after-tax contribution account made prior to January 1, 1987; (2) the actual dollar amount of the participant's basic after-tax contribution account made prior to January 1, 1987; (3) the value of the supplemental after-tax contribution account which represents supplemental after-tax contributions made after December 31, 1986, and earnings on all supplemental after-tax contributions; (4) the value of the basic after-tax contribution account which represents basic after-tax contributions made after December 31, 1986, but excluding basic after-tax contributions made during the last 24 month period, and earnings on all basic after-tax contributions made before the preceding 24 month period; (5) the value of the basic after-tax contribution account which represents basic after-tax contributions made during the last 24 months and earnings on such basic after-tax contributions; (6) the value of the participant's rollover account; and (7) the value of the participant's company contribution account.

If the total amount available to a participant for a general withdrawal is insufficient to meet his or her financial needs, a participant who has not attained age 59 1/2 may apply to the plan administrator for a "hardship" withdrawal of part or all of the value of vested Company matching contributions made before the last 24-month period, and before-tax basic and supplemental contributions and pre-1989 earnings thereon. Participants who make a hardship withdrawal must suspend contributions to the Plan for 12 months and, in the year following the distribution, contributions are limited to the annual maximum allowed by Federal law less the amount of the employee's before-tax contributions in the year of the hardship withdrawal. As an alternative to suspension, a participant may file a certification of financial hardship.

Participants in the Plan who have attained age 59 1/2 may withdraw the value of before-tax basic and supplemental contributions and the value of vested Company matching contributions, in addition to all amounts available under a general withdrawal. There is a 6-month suspension of contributions for a participant who receives an age 59 1/2 withdrawal.

Withdrawals may be made only at intervals of at least 12 months.

Administrative Expenses - All administrative fees and expenses are charged to the Plan. The recordkeeper nets the administrative expenses of each plan in the Master Trust with the investment loss of the Master Trust.

Reclassifications - Certain prior year balances have been reclassified to conform to current year presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Master Trust utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's interest in the Master Trust, except for the guaranteed investment contracts, is valued at estimated fair value. If available, quoted market prices are used to value the underlying investments. In instances wherein quoted market prices are not available, the fair value of investments is estimated primarily by independent brokerage firms and insurance companies.

Dividends, interest and other property received by the Trustee with respect to any fund are reinvested in the same fund. Occasionally, the funds hold cash on a temporary basis pending investment or withdrawals. Cash balances are invested in the Trustee's short-term investment fund.

The Plan has entered into various benefit-responsive investment contracts with insurance companies which maintain the contributions in a general account. The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value, as reported to the Plan by the issuers. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contracts at December 31, 2001 and 2000 was $777,909,079 and $694,856,289, respectively. The aggregate average yields of the investment contracts for the years ended December 31, 2001 and 2000 were 6.59% and 6.62%, respectively. The aggregate crediting interest rates for the investment contracts as of December 31, 2001 and 2000 were 6.49% and 6.64%, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than certain percentages.

Within the Master Trust, purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits - Benefits are recorded when paid.

3. MASTER TRUST

The Plan's investment assets are held in a trust account by the Trustee and consist of an undivided interest in an investment account of the Master Trust. Use of the Master Trust permits the commingling of trust assets with the assets of other plans sponsored by the Company for investment and administrative purposes. Although assets of the plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income or loss of the investment assets and administrative expenses are allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The net assets of the Master Trust at December 31, 2001 and 2000 are summarized as follows (in thousands):

	2001	2000
Investments:		
At fair value:		
International Paper Company common stock	$ 834,879	$ 927,474
Pooled accounts	128,982	56,874
Mutual funds	814,089	950,133
Loans to participants	58,704	55,716
	1,836,654	1,990,197
Guaranteed investment contracts, at contract value	761,224	685,423
Cash and cash equivalents	242	11,186
Total investments	2,598,120	2,686,806
Due from broker for securities sold	6,896	3,437
Accrued administrative expenses	(915)	(2,517)
Total net assets	$ 2,604,101	$ 2,687,726
Plan's interest in the Master Trust	$ 2,187,979	$ 2,295,310
Plan's interest in the Master Trust as percentage of total	84 %	85 %

The net investment loss of the Master Trust for the years ended December 31, 2001 and 2000, is summarized below (in thousands).

	2001	2000
Investment loss:		
Net appreciation (depreciation) of investments:		
International Paper Company common stock	$ (5,164)	$ (219,279)
Pooled accounts	5,745	1,215
Mutual funds	(130,422)	(191,672)
Guaranteed investment contracts	45,845	33,123
	(83,996)	(376,613)
Interest and dividends	34,456	76,412
Total investment loss, net	$ (49,540)	$ (300,201)

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the Company Stock Fund, which includes both participant and nonparticipant-directed investments as of and for the years ended December 31, 2001 and 2000, is as follows (in thousands):

	2001	2000
Net assets, beginning of year	$ 894,663	$ 1,004,750
Changes in net assets:		
Investment income (loss) - Plan interest in Master Trust	13,330	(213,474)
Employer's contributions	41,319	35,458
Participants' contributions	16,245	14,920
Benefits paid to participants	(54,927)	(45,059)
Transfers to participant-directed investments, net	(106,218)	27,920
Transfers (to) from other plans/trusts, net	(8,681)	70,148
Net change	(98,932)	(110,087)
Net assets, end of year	$ 795,731	$ 894,663

5. RELATED-PARTY TRANSACTIONS

Certain of the Plan's investments are shares of mutual funds managed by the Trustee. State Street Bank and Trust Company is the Trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Master Trust to the Trustee for trustee services were approximately $674,000 for the year ended December 31, 2001. Also included in the Plan's investments are shares of International Paper Company, the Plan's sponsor, which qualify as party-in-interest transactions.

6. INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 22, 1996 that the Plan and related trust were designed in accordance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2000 to the Plan's Form 5500 (in thousands):

Benefits paid to participants per the financial statements	$ 212,761
Less amounts allocated to withdrawing participants as of December 31, 1999	(2,811)
Benefits paid to participants per the Form 5500	$ 209,950

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payments prior to December 31, 1999, but not yet paid as of that date. No such reconciliation was required for the year ended December 31, 2001.

8. TRANSFERS TO/FROM OTHER PLANS

The following table summarizes the net transfers to and (from) the Plan during 2001 (in thousands):

Union Camp Corporation Prattville Employee Investment Plan - Prattville, Alabama, transfers of certain participant balances	$ 237
Union Camp Corporation Savannah Employee Investment Plan - Savannah, Georgia, transfers of certain participant balances	18
Phoenix Display & Packaging Corporation 401(k) Profit Sharing Plan, merged into the Plan effective April 30, 2001	1,569
R.O.P. Digitek 401(k) Plan, merged into the Plan effective May 31, 2001	4,167
Shorewood Packaging Corporation Retirement and Savings Plan, merged into the Plan effective June 30, 2001	23,034
Masonite Conversion due to sale to Premdor, Inc.,	(29,529)
Loans to participants, from other plans	504
International Paper Company Retirement Savings Plan or Savings Plan for Designated Group of Employees of International Paper Company, net transfers due to change in employment status	4,269
Union Camp Corporation Employees Investment Plan, net transfers of certain participant balances	12
Other	21
Total net transfers	$ 4,302

During 2000, the Union Camp Corporation Salaried Employees' Savings and Investment Plan and a portion of the Union Camp Corporation Employees Savings and Investment Plan ("Union Camp Salaried Plans") were merged into the Plan. The assets of the Union Camp Salaried Plans that were transferred into the Plan totaled approximately $577 million. Also, a portion of the assets of the Alling and Cory Retirement Savings Plan of approximately $24 million and all of the assets of the Taussing's Graphic Supply, Inc. Profit Sharing and Retirement Plan totaling approximately $4.5 million were merged into the Plan. An additional $1.3 million was transferred into the Plan as a result of the change in employment status for certain employees from hourly to salaried.

9. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants would become 100% vested in their accounts.

10. NONEXEMPT TRANSACTIONS

For the year ended December 31, 2001, the Company's failure to remit participant contributions to the Plan within the 15th business day of the month following the month in which such amounts would have been payable to the participant in cash constituted a lending of such monies to the Company. As such, these transactions represented nonexempt transactions between the Company and the Plan as identified in the attached supplemental schedule.

11. SUBSEQUENT EVENTS

Effective March 31, 2002, Champion International Corporation Savings Plan #077 and the portions of the Ace Paper Products 401(k) Salary Deferral Plan and the Imperial Cup Profit Sharing Plan relating to salaried employees were merged into the Plan.

On April 1, 2002, (1) the recordkeeper for the Plan was changed to American Century/J.P. Morgan; (2) new investment options, including a brokerage window were implemented; and (3) new participants became automatically enrolled in the Plan 45 days from the date they became eligible to participate, unless they otherwise declined.

INTERNATIONAL PAPER COMPANY
SALARIED SAVINGS PLAN

FORM 5500, SCHEDULE G, PART III
NONEXEMPT TRANSACTIONS
YEAR ENDED DECEMBER 31, 2001

(a) Identity of Party Involved	(b) Relationship to Plan, Employer, or Other Party-in-Interest	(c) Description of transactions (d) Current Value of asset
International Paper Company	Plan Sponsor	Participant contributions for employees were not funded by the 15th business day after the month withheld, as required by D.O.L. Regulation 2510.3-102. The February 2001 participant contributions of $225,720 were deposited on March 23, 2001.
International Paper Company	Plan Sponsor	Participant contributions for employees were not funded by the 15th business day after the month withheld, as required by D.O.L. Regulation 2510.3-102. The May 2001 participant contributins of $69,703 were deposited on July 2, 2001.
International Paper Company	Plan Sponsor	Participant contributions for employees were not funded by the 15th business day after the month withheld, as required by D.O.L. Regulation 2510.3-102. The June 2001 participant contributions of $228,899 were deposited on July 26, 2001.
International Paper Company	Plan Sponsor	Participant contributions for employees were not funded by the 15th business day after the month withheld, as required by D.O.L. Regulation 2510.3-102. The June 2001 participant contributions of $62,832 were deposited on August 2, 2001.

INTERNATIONAL PAPER COMPANY
SALARIED SAVINGS PLAN

FORM 5500, SCHEDULE G, PART III
NONEXEMPT TRANSACTIONS
YEAR ENDED DECEMBER 31, 2001

(a) Identity of Party Involved	(b) Relationship to Plan, Employer, or Other Party-in-Interest	(c) Description of transactions (d) Current Value of asset
International Paper Company	Plan Sponsor	Participant contributions for employees were not funded by the 15th business day after the month withheld, as required by D.O.L. Regulation 2510.3-102. The July 2001 participant contributions of $1,337 were deposited on October 18, 2001.
International Paper Company	Plan Sponsor	Participant contributions for employees were not funded by the 15th business day after the month withheld, as required by D.O.L. Regulation 2510.3-102. The August 2001 participant contributions of $5,782 were deposited on September 4, 2001.
International Paper Company	Plan Sponsor	Participant contributions for employees were not funded by the 15th business day after the month withheld, as required by D.O.L. Regulation 2510.3-102. The August 2001 participant contributions of $276,356 were deposited on September 27, 2001.
International Paper Company	Plan Sponsor	Participant contributions for employees were not funded by the 15th business day after the month withheld, as required by D.O.L. Regulation 2510.3-102. The August 2001 participant contributions of $639,130 were deposited on October 18, 2001.

INTERNATIONAL PAPER COMPANY
SALARIED SAVINGS PLAN

FORM 5500, SCHEDULE G, PART III
NONEXEMPT TRANSACTIONS
YEAR ENDED DECEMBER 31, 2001

(a) Identity of Party Involved	(b) Relationship to Plan, Employer, or Other Party-in-Interest	(c) Description of transactions (d) Current Value of asset
International Paper Company	Plan Sponsor	Participant contributions for employees were not funded by the 15th business day after the month withheld, as required by D.O.L. Regulation 2510.3-102. The September 2001 participant contributions of $274,266 were deposited on October 25, 2001.
International Paper Company	Plan Sponsor	Participant contributions for employees were not funded by the 15th business day after the month withheld, as required by D.O.L. Regulation 2510.3-102. The October 2001 participant contributions of $219,333 were deposited on November 30, 2001.
International Paper Company	Plan Sponsor	Participant contributions for employees were not funded by the 15th business day after the month withheld, as required by D.O.L. Regulation 2510.3-102. The November 2001 participant contributions of $61,326 were deposited on December 27, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

INTERNATIONAL PAPER COMPANY
SALARIED SAVINGS PLAN

By 

J.N. Carter, Senior Vice President
and Administrator of the Plan

Date: June 25, 2002
Stamford, Connecticut

Exhibit 1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-50438 of International Paper Company Form S-8 of our report dated June 21, 2002, appearing in this Annual Report on Form 11-K of International Paper Company Salaried Savings Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

Memphis, Tennessee
June 26, 2002